All dollar references are in U.S. dollars unless noted otherwise.
NEW YORK, December 11, 2006 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that it has filed a registration statement on Form F-10 with the United States Securities and Exchange Commission, and a preliminary short form prospectus with the securities regulatory authorities in all provinces of Canada, in connection with a proposed offering. It is anticipated that the company will issue approximately 30 million common shares. Brookfield Asset Management (BAM: NYSE, TSX) which currently owns approximately 51% of the approximate 232 million outstanding common shares of Brookfield Properties intends to purchase approximately 11.25 million of the common shares from Brookfield Properties concurrent with the proposed offering.
The proceeds from this offering will be used:
1)	To repay outstanding indebtedness taken on to finance Brookfield Properties’ previously announced $420 million equity interest in its US Office Fund (“BPOP”) created to invest in the acquisition of Trizec Properties, Inc. and Trizec Canada, Inc. (collectively, “Trizec”),

2)	To repay outstanding indebtedness taken on to finance an additional $437 million equity interest in BPOP, which was originally intended to be syndicated but is being retained because of the positive success to date within the portfolio. The retention of this interest maintains Brookfield Properties’ current $857 equity investment in BPOP at 61.7%, and

3)	For general corporate purposes, including the repayment of lines of credit to ensure Brookfield Properties is in a position to acquire further assets should opportunities of interest become available.
Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. will act as joint book-running managers and underwriters for the proposed public offering with CIBC World Markets Inc. and RBC Capital Markets Inc. acting as co-managers. The final terms of this offering will be determined at the time of pricing.
A copy of the preliminary prospectus may be obtained by contacting Merrill Lynch at Four World Financial Center, 250 Vesey Street, New York, NY 10080, (212) 449-1000 or at 181 Bay Street, Suite 400, Toronto, Ontario M6G 2S9, or by contacting JPMorgan at 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, Attention: Chase Distribution & Support Service Northeast Statement Processing, or by calling 1-866-430-0686.

A registration statement relating to the common shares has been filed with the United States Securities and Exchange Commission but has not yet become effective. The common shares to be issued under this offering may not be sold, nor may offers to buy be accepted prior to the time the registration statement becomes effective. Similarly, these common shares may not be sold in Canada until a receipt for a final prospectus is obtained. This news release shall not constitute an offer to sell or the solicitation for an offer to buy, nor shall there be any sale of the common shares in any state, province, territory or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state, province, territory or jurisdiction.
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Brookfield Properties Corporation
One of North America’s largest commercial real estate companies, the corporation owns, develops and manages premier office properties. Subsequent to the completion of the Trizec acquisition, the office properties portfolio is comprised of interests in 106 properties totaling 73 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, BCE Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The corporation also holds interests in over 15 million square feet of high-quality, centrally-located development properties in its major markets. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO.
For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417—7215; email: mcoley@brookfieldproperties.com.
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This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; including the acquisition of Trizec Properties, Inc. and Trizec Canada Inc.; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks,” in the company’s annual report under the heading “Management’s Discussion and Analysis,” as well as the risks described in the company’s preliminary short form prospectus dated December 8, 2006, filed with Canadian securities regulators and forming a part of a registration statement on Form F-10 filed with the Securities and Exchange Commission under the heading “Risk Factors.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.